UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

RLJ Entertainment, Inc.

(Name of the Issuer)

RLJ Entertainment, Inc.

AMC Networks Inc.

Digital Entertainment Holdings LLC

River Merger Sub Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

RLJ Entertainment, Inc. 8515 Georgia Avenue, Suite 650 Silver Spring, Maryland 20910 (301) 608-2115	AMC Networks Inc. 11 Penn Plaza New York, NY 10001 (212) 324-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Persons Filing Statement)

Copies to:

Clifford E. Neimeth, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-9200	Brian Hamilton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

This statement is filed in connection with (check the appropriate box):

☒	a	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b	The filing of a registration statement under the Securities Act of 1933.

☐	c	A tender offer

☐	d	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$64,470,874	$8,026.62
*

The transaction value was determined based upon the sum of (A) the product of the number of shares equaling (i) 15,614,607 shares of common stock outstanding as of August 23, 2018 (including 104,368 shares of restricted common stock) minus (ii) the 11,477,085 shares of common stock beneficially owned in the aggregate by the AMC Entities and the Johnson Entities, multiplied by the per share merger consideration of $6.25, plus (B) the product of 1,400,000 shares of common stock underlying stock options, multiplied by $3.42 (the difference between the per share merger consideration of $6.25 and the weighted average exercise price of such options), plus (C) the product of 654,961 restricted stock units multiplied by the per share merger consideration of $6.25, plus (D) the product of 431,250 shares of performance stock units multiplied by the per share merger consideration of $6.25, plus (E) the product of (i) $7.81 multiplied by (ii) 3,021,473 shares of common stock issuable upon conversion of the shares of preferred stock (excluding the shares of preferred stock owned by the AMC Entities) plus (F) the product of 751,166 shares of restricted common stock issued upon the exercise of the warrants with an initial exercise date of May 20, 2015 (excluding warrants owned by the AMC Entities and the Johnson Entities), multiplied by the excess, if any, of (i) the per share merger consideration of $6.25 minus (ii) the exercise price per share of such warrants.

**

The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018. The fee is calculated by multiplying 0.0001245 by the proposed maximum aggregate value of the transaction of $64,470,874.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,026.62	Filing Party: RLJ Entertainment, Inc.

Form or Registration No.: Schedule 14A	Date Filed: August 28, 2018

NEITHER THE U.S. SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 3 (the “Final Amendment”) to the Transaction Statement on Schedule 13E-3 filed on August 28, 2018, as amended by Amendment No. 1, filed on September 14, 2018, and Amendment No. 2, filed on October 5, 2018, together with the exhibits attached hereto (collectively, this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and collectively, the “Filing Persons”): (i) RLJ Entertainment, Inc., a Nevada corporation (the “Company” or “RLJE”), the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (ii) AMC Networks Inc., a Delaware corporation (“AMC”), (iii) Digital Entertainment Holdings LLC, a Delaware limited liability company (“Parent” or “DEH”), and (iv) River Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”, and collectively with AMC and DEH, the “AMC Entities”). Concurrently with the filing of this Schedule 13E-3, the Johnson Entities are also filing an Amendment No. 4 and final amendment to their Transaction Statement on Schedule 13E-3.

On July 29, 2018, the Company entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated October 2, 2018, and as may be further amended from time to time (the “Merger Agreement”) with AMC (solely for the purposes of Section 10.7 thereof), Parent and Merger Sub. Pursuant to the terms of the Merger Agreement, on October 31, 2018, Merger Sub was merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). Merger Sub is no longer a Filing Person because it was merged with and into the Company.

The Company filed a definitive proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act on October 5, 2018, pursuant to which the Company’s Board of Directors solicited proxies from the stockholders of the Company in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i), and a copy of the Merger Agreement is attached as Annex A-1 and Annex A-2 to the Proxy Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

This Final Amendment is being filed to report the results of the transaction that is the subject of this Schedule 13E-3, pursuant to Rule 13e-3(d)(3) of the Exchange Act. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in this Schedule 13E-3 concerning any Filing Person has been provided by such Filing Person, and no Filing Person has produced any disclosure with respect to any other Filing Person.

Under the SEC rules governing “going private” transactions, each of the Filing Persons may be deemed to be an affiliate of the Company and engaged in a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act. This filing is being made only in response to the SEC’s suggestion that certain of the Filing Persons may be “affiliates” within the meaning of Rule 13e-3. The fact of this filing is not intended to and does not express the view of any Filing Person as to its legal relationships or its engagement in the transactions contemplated by the Merger Agreement.

TRANSACTION STATEMENT

Item 15. Additional Information

c) Item 15(c) is hereby amended and supplemented as follows:

On October 31, 2018, at a special meeting of the Company’s stockholders (the “Special Meeting”), the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting voted to approve the Merger Agreement.

On October 31, 2018, the Company filed Articles of Merger with the Secretary of State of the State of Nevada, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, except for certain excluded shares (which included shares beneficially owned by the AMC Entities), automatically converted into the right to receive $6.25 in cash without interest (the “Per Share Merger Consideration”). The Merger Agreement also included provisions for the payment at the Effective Time of consideration, calculated based on the amount of the Per Share Merger Consideration, to the holders of outstanding RLJE preferred stock who elected to receive such cash consideration and holders of warrants to purchase Common Stock, except for certain excluded shares (which included shares beneficially owned by the AMC Entities). Such holders of outstanding RLJE preferred stock were entitled to receive $7.86 per underlying share of Common Stock. Such holders of outstanding warrants were paid the difference between $6.25 and the per share exercise price of their warrants.

As a result of the Merger, the Common Stock will cease trading on the NASDAQ Capital Market and become eligible for termination of registration under the Exchange Act. Accordingly, the Company will file with the SEC a Certification and Notice of Termination of Registration on Form 15 with respect to the Common Stock, requesting that the Common Stock be deregistered under the Exchange Act and that the reporting obligations of the Company with respect to the Common Stock under Sections 13 and 15(d) of the Exchange Act be suspended.

Item 16. Exhibits

(a)(2)(i)	Proxy Statement of RJE Entertainment, Inc. (incorporated by reference to the Schedule 14A filed with the SEC on October 5, 2018).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v)	Joint Press Release issued by AMC Networks Inc. and RJE Entertainment, Inc., dated July 30, 2018, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2018).

(b)	Not applicable.

(c)(i)	Opinion of Allen & Company LLC, dated July 29, 2018 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(ii)	Presentation of Allen & Company LLC to the Special Committee, dated July 29, 2018.*

(c)(iii)	Presentation Materials of Allen & Company LLC, dated May 2, 2018.*

(c)(iv)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated September 12, 2017.*

(c)(v)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated October 24, 2017.*

(c)(vi)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated February 26, 2018.*

(c)(vii)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated April 20, 2018.*

(c)(viii)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated May 2, 2018.*

(c)(ix)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated July 27, 2018.*

(c)(x)	Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated July 28, 2018.*

(d)(i)	Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc. (incorporated herein by reference to Annex A-1 of the Proxy Statement).

(d)(ii)	Amendment No. 1 to the Agreement and Plan of Merger, dated October 2, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc. (incorporated herein by reference to Annex A-2 of the Proxy Statement).

(d)(iii)	Voting and Transaction Support Agreement, dated as of July 29, 2018, by and among Parent, the Johnson Entities and the Company (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(iv)	Contribution Agreement, dated as of July 29, 2018, by and between the Johnson Entities and Parent (incorporated herein by reference to Exhibit 99.17 to Amendment No. 12 to the Johnson Entities’ Schedule 13D filed with the SEC on July 30, 2018).

(f)	Not applicable.

(g)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 1, 2018

RLJ ENTERTAINMENT, INC.

By:	/s/ Miguel Penella
Name:	Miguel Penella
Title:	Chief Executive Officer

AMC NETWORKS INC.

By:	/s/ Sean S. Sullivan
Name:	Sean S. Sullivan
Title:	Executive Vice President and Chief Financial Officer

DIGITAL ENTERTAINMENT HOLDINGS LLC

By:	/s/ Sean S. Sullivan
Name:	Sean S. Sullivan
Title:	Executive Vice President and Chief Financial Officer

RIVER MERGER SUB INC.

By:	/s/ Sean S. Sullivan
Name:	Sean S. Sullivan
Title:	Executive Vice President and Chief Financial Officer